October 6, 2010

Via Facsimile (202) 531-3790 and EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 21, 2010 File No. 001-15194

Dear Mr. Reynolds:

This letter responds to your letter dated September 22, 2010 in connection with the above-referenced file.  To facilitate your review, we have reproduced your comments in italics below, and we provide our response immediately following each comment.  Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2009 (the “2009 Annual Report”).

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 16F – Change in Registrant’s Certifying Accountant, page 142

1.           We read your response to our prior comments one and two.  Please revise your disclosure to address the following issues:

•	The date of termination should reflect the date your Board of Directors dismissed KPMG. This appears to be December 22, 2010.
•
Please remove the following qualifying language related to disagreements: “Our decision to dismiss our former auditor was not due to…”  Your disclosure here should simply state whether or not you had any disagreements with your former accountant.

•
Please include disclosure regarding any disagreement with your former accountant during your two most recent fiscal years and the subsequent interim period through the date of their report for your financial statements for the fiscal year ended December 31, 2009 (i.e., April 12, 201).  Refer to Item 16F(a)(1)(iv) of Form 20-F.

The Company proposes to revise Item 16F of the 2009 Annual Report as follows:

“KPMG was appointed to act as our independent public accounting firm in 2006 for a three-year period to cover their audit of our fiscal years 2007, 2008 and 2009.  As such three-year period was set expire, we requested a short-list of international accounting firms, including KPMG, to submit proposals to act as our independent public accounting firm for the subsequent period.  On December 19, 2009 our Conselho Fiscal, and on December 22, 2009 our Board of Directors, approved the appointment of PWC to act as our independent public accounting firm beginning with fiscal year 2010.  As a result of the appointment of PWC, KPMG was dismissed at the end of their three-year contract period, effective upon the delivery of their audit report, dated April 12, 2010, covering our financial statements for the three years ended December 31, 2009.

KPMG’s report on our financial statements for the each of the three fiscal years ended on December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2009, and for the interim period through April 12, 2010, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make a reference to the subject matter of the disagreement in connection with its audit reports for such years.”

We have requested KPMG furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of this letter will be filed as an exhibit to the revised 2009 Annual Report.

*****

If you have additional questions or comments, please do not hesitate to contact Nelson José Jamel at +55 11 2122-1508, or Pedro de Abreu Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.  Please also send a copy to our outside legal counsel, Kevin Kelley, at Gibson Dunn, by fax at +1-212-351-5322.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Nelson José Jamel
Name: Nelson José Jamel
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel

cc:	Ethan Horowitz Division of Corporation Finance Brian Bhandari Division of Corporation Finance Edwin S Kim Division of Corporation Finance Kevin Kelley Gibson, Dunn & Crutcher LLP